Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-190038

September 15, 2014

Barclays Usa exchange traded notes (etns) English barx investor solutions products latest news apps about us product listing Barclays return on disability etn quick links product search enter cusip/ticker/underlyer Product summary Barclays return on disability etn Details Summary product data Etn ticker rodi closing indicative note value2 Asset class equities Denomination per etn $50.00 usd Cusip 06740d830 Isin us06740d8305 notes outstanding Fee rate 0.45%1 Inception date September 10 2014 Market capitalization3 Maturity date September 17 2014 Primary exchange nyse arca usd0 Index return disability us Largecap etn total retun Usd index as of: Bloomberg index ticker roditr <index> Documentation Factsheet Prospectus Description The Barclays return on disability exchange traded notes (the “etns”) are linked to the performance of the return on disability us largecap etn total return usd index (the “index”). The etns are riskier than ordinary unsecured debt securities and have no principal protection. The etns are unsecured debt obligations of the issuer, Barclays bank plc, and are not, either directly or indirectly, an obligation of or guaranteed by any third party. Any payment to be made on the etns, including any payment at maturity or upon redemption, depends of the ability of Barclays bank plc to satisfy its obligations as they come due. The etn performance is linked to the performance of the index less an investor fee. If the increase in the level of the index is insufficient to offset the negative effect of the investor fee, or if the index level decreases, you will receives less than the principal amount of your etns at maturity or upon early redemption. An investment in the etns involves significant risks and may not be suitable for all investors. For more information on risks associated with the etns, please see “selected risk considerations” below and the risk factors included in the relevant prospectus,. The index uses a quantitative ranking methodology to measure a company’s publicly observable activities relating to people with disabilities across three key areas: talent, customer and productivity. This ranking methodology focuses on elements that have the potential to increase shareholder value in accompany, such as using best practices for attracting and hiring candidates with disabilities, focusing on ‘ease of use’ features in products and services, and implementing productivity-focused process improvements driven by people with disabilities. The phrase “disability market” refers to the 1.3 billion people globally who face challenges across three general areas – dexterity, cognition or sensory abilities – as well as their friends and family. The index notionally tracks the returns that may be available from investing in a basket of up to 100 stocks that are selected pursuant to the return on disability® binary ranking (the “rod ranking”), and meet certain market capitalization, trading volume and financial viability thresholds. Owning the etns is not the same as owing interests in the index constituents or a security directly linked to the performance of the index. The index was launched in September, 2014 and very limited historical performance data for the index exists. The index was created by Donovan group LLc (the “index sponsor”), Which is the owner of the intellectual property and licensing rights relating to the index. The index is calculated by nyse group inc. (the “index calculation agent”). 1 the investor fee for each etn on any calendar day will be (1) 0.45% times (2) the closing indicative value on the immediately preceding calendar day times (3) the daily index factor on that day (or, if such day is not an index business day, one) divided by (4) 365. Because the investor fee is calculated and subtracted from the closing indicative value on a daily basis, the net effect of the investor fee accumulates over time and is subtracted at the rate of 0.45% per year. 2 the closing indicative value for each etn on the inception date was $50. On each subsequent calendar day until maturity or early redemption, the closing indicative value for each etn will equal (1) the closing indicative value on the immediately preceding calendar day times (2) the daily index factor on such calendar day (or, if such day is not an index business day, one) minus (3) the investor fee on such calendar day. An “index business day” is a day on which the New York stock exchange and the nasdaq stock market are both open for trading. The daily index factor and the investor fee are calculated according to the formulas described in the prospectus relating to the etns. The “closing indicative value” is historical, does not guarantee future performance, and is shown for illustrative purposes only. The issuer or an affiliate will provide the official redemption value to the redeeming holder in advance of any redemption. 3 market capitalization = closing indicative value x notes outstanding. Selected risk considerations An investment in the Barclays etns described herein (the “etns”) involves risks. Selected risks are summarized here, but we urge you to read the more detailed explanation of risks described under “risk factors” in the applicable prospectus supplement and pricing supplement. You May Lose Some or All of Your Principal: The ETNs are exposed to any decrease in the level of the underlying index between the inception date and the applicable valuation date. Additionally, if the level of the underlying index is insufficient to offset the negative effect of the daily investor fee, you will lose some or all of your investment at maturity or upon redemption, even if the value of such index has increased. Because the ETNs are subject to a daily investor fee, the return on the ETNs will always be lower than the total return on a direct investment in the index components. The ETNs are riskier than ordinary unsecured debt securities and have no principal protection.

Credit of Barclays Bank PLC: The ETNs are senior unsecured debt obligations of the issuer, Barclays Bank PLC, and are not, either directly or indirectly, an obligation of any third party. Any payment to be made on the ETNs depends on the ability of Barclays Bank PLC to satisfy its obligations as they come due and are not guaranteed by a third party. As a result, the actual and perceived creditworthiness of Barclays Bank PLC may affect the market value of the ETNs and, in the event Barclays Bank PLC were to default on its obligations, you may not receive the amounts owed to you under the terms of the ETNs.

Issuer Redemption: Barclays Bank PLC has the right to redeem or "call" the ETNs (in whole but not in part) at our sole discretion without your consent on any business day on or after the inception date until and including maturity.

The Value of the ETNs Will Depend Upon the Success of the Index: There can be no assurance that the selection strategy of the index in identifying companies that meet certain criteria in the disability field will be successful or that the index will able to outperform any stock index whose selection of constituent stocks is not based on the ranking criteria of the index.

The Index Has Very Limited Historical Information: Because the index was created in September, 2014, extremely limited historical performance data exists and your investment in the ETNs may involve a greater risk than investing in alternate securities linked to one or more indices with an established record of performance.

Market and Volatility Risk: The market value of the ETNs may be influenced by many unpredictable factors and may fluctuate between the date you purchase them and the applicable valuation date. You may also sustain a significant loss if you sell your ETNs in the secondary market. Factors that may influence the market value of the ETNs include prevailing market prices and forward volatility levels of the index constituents and the stock markets on which the index constituents are listed or traded and prevailing market prices of options on the index, any of the index constituents or any other financial instruments related to the index or any of the index constituents; supply and demand for the ETNs and economic, financial, political, regulatory, geographical or judicial events that affect the level of such index or other financial instruments related to such index.

A Trading Market for the ETNs May Not Develop: Although the ETNs are listed on NYSE Arca, we cannot guarantee that a trading market for the ETNs will exist at any time. Even if there is a secondary market for the ETNs, whether as a result of any listing of the ETNs or on an over-the-counter basis, it may not provide enough liquidity for you to trade or sell your ETNs easily, as we are not required to maintain any listing of the ETNs.

No Interest Payments from the ETNs: You will not receive any periodic interest payments on your ETNs.

Restrictions on the Minimum Number of ETNs and Date Restrictions for Redemptions: You must redeem at least 25,000 ETNs at one time in order to exercise your right to redeem your ETNs on any redemption date. If you hold fewer than 25,000 ETNs or fewer than 25,000 ETNs are outstanding, you will not be able to exercise your right to redeem your ETNs. .You may only redeem your ETNs on a redemption date if we receive a notice of redemption from you by certain dates and times as set forth in the pricing supplement.

Uncertain Tax Treatment: Significant aspects of the tax treatment of the ETNs are uncertain. You should consult your own tax advisor about your own tax situation.

Barclays Bank PLC has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and other documents Barclays Bank PLC has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Barclays Bank PLC will arrange for Barclays Capital Inc. to send you the prospectus if you request it by calling toll-free 1-877-764-7284, or you may request a copy from any other dealer participating in the offering.

The ETNs may be sold throughout the day on the exchange through any brokerage account. Commissions may apply and there are tax consequences in the event of sale, redemption or maturity of ETNs.

Return on Disability® is a registered trademark of Integrated Process Solutions LLC ("IPS"). IPS has granted Donovan Group LLC ("Donovan Group") an exclusive and unrestricted license to use Return on Disability® in its commercial activities, including the right to sublicense the use of such mark. Donovan Group has sublicensed the right to use this mark to Barclays Bank PLC in connection with certain activities. Donovan Group LLC does not sponsor, endorse, sell, promote or manage any investment fund or other investment vehicle that is offered by third parties and that seeks to provide an investment return based on the performance of any index.

©2014 Barclays Bank PLC. All rights reserved. All other trademarks, servicemarks or registered trademarks are the property, and used with the permission, of their respective owners.

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